UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

>	Consolidated net sales and operating segment income grew by 12.3% and 13.3%, respectively.
>	Content sales grew by 8.2%, and operating segment income margin reached 48.2%
>	Network Subscription Revenue and Licensing and Syndication grew by 31.3% and 37.8%, respectively.
>	Sky added 267 thousand new subscribers reaching 4.5 million, and operating segment income margin reached 47.1%
>	Cable & Telecom reached 4.1 million revenue generating units, and operating segment income margin expanded to 38%

Consolidated Results

Mexico City, D.F., July 10, 2012—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second quarter 2012. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Therefore the results for second quarter 2011 previously reported in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) have been restated in accordance with IFRS for comparative purposes.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2012 and 2011, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2012 with 2011:

	2Q’12	Margin %	2Q’11	Margin %	Change %
Net sales	16,983.8	100.0	15,125.7	100.0	12.3
Operating segment income	7,125.7	41.2	6,290.3	40.8	13.3
Net income	1,784.8	10.5	2,012.5	13.3	(11.3)
Net income attributable to controlling interest	1,396.3	8.2	1,661.8	11.0	(16.0)

Net sales increased 12.3% to Ps.16,983.8 million in second quarter 2012 compared with Ps.15,125.7 million in second quarter 2011. This increase was attributable to double-digit growth across all of our business segments, with the exception of our Content segment, reflecting the temporary absence of investment from certain advertisers due to the electoral campaigns in Mexico during the second quarter. Operating segment income increased 13.3%, reaching Ps.7,125.7 million with a margin of 41.2%.

Net income attributable to controlling interest reached Ps.1,396.3 million in second quarter 2012 compared with Ps.1,661.8 million in second quarter 2011. The Ps.569.9 million increase in operating income was primarily offset by a Ps.481.6 million increase in other finance expense, net, which resulted primarily from a non-cash change in fair value of our investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the parent company of Grupo Iusacell, S.A. de C.V. (“Iusacell”). This change in fair value originated in an update to our foreign exchange rate assumptions in our valuation of Iusacell. Operating income was also offset by a Ps.314.3 million increase in foreign exchange loss.

Second Quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2012 and 2011, for each of our business segments. Consolidated results for the second quarter 2012 and 2011 are presented in millions of Mexican pesos.

Net Sales	2Q’12%		2Q’11%		Change %
Content	7,845.4	45.3	7,253.2	47.0	8.2
Publishing	928.7	5.4	795.8	5.2	16.7
Sky	3,545.5	20.5	3,122.4	20.2	13.6
Cable and Telecom	3,871.7	22.4	3,332.7	21.6	16.2
Other Businesses	1,113.8	6.4	927.1	6.0	20.1
Segment Net Sales	17,305.1	100.0	15,431.2	100.0	12.1
Intersegment Operations1	(321.3)		(305.5)		(5.2)
Net Sales	16,983.8		15,125.7		12.3

Operating Segment Income2	2Q’12	Margin %	2Q’11	Margin %	Change %
Content	3,778.6	48.2	3,522.2	48.6	7.3
Publishing	155.2	16.7	152.1	19.1	2.0
Sky	1,668.2	47.1	1,496.5	47.9	11.5
Cable and Telecom	1,472.9	38.0	1,108.6	33.3	32.9
Other Businesses	50.8	4.6	10.9	1.2	366.1
Operating Segment Income	7,125.7	41.2	6,290.3	40.8	13.3
Corporate Expenses	(283.4)	(1.6)	(246.4)	(1.6)	(15.0)
Depreciation and Amortization	(2,039.1)	(12.0)	(1,799.9)	(11.9)	(13.3)
Other Expense, net	(135.3)	(0.8)	(146.0)	(1.0)	7.3
Operating Income	4,667.9	27.5	4,098.0	27.1	13.9

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

Content	Second-quarter sales increased 8.2% to Ps.7,845.4 million compared with Ps.7,253.2 million in second quarter 2011.

Millions of Mexican pesos	2Q’12%		2Q’11%		Change %
Advertising	5,566.9	71.0	5,570.7	76.8	(0.1)
Network Subscription Revenue	805.4	10.3	613.2	8.5	31.3
Licensing and Syndication	1,473.1	18.8	1,069.3	14.7	37.8
Net Sales	7,845.4	100.0	7,253.2	100.0	8.2

Advertising revenue remained practically flat, reflecting the temporary absence of investment from certain advertisers due to electoral campaigns in Mexico during the quarter. This was partially offset by stronger advertising revenue in pay-TV platforms.

During the quarter Televisa continued to report strong ratings and solid audience share, particularly on our flagship Channel 2. Twenty-four of the top-thirty rated programs in Mexico were transmitted by Televisa, including the highest-rated show in Mexico which obtained an average audience share of 47.7%.

The growth in Network Subscription Revenue was driven mainly by the sustained addition of pay-TV subscribers, mostly in Mexico. We closed the second quarter 2012 with 32 million subscribers carrying an average of 5.7 networks compared with 27.8 million subscribers carrying an average of 5.4 networks in second quarter 2011.

The results in Licensing and Syndication revenue reflect mainly i) growth in royalties from Univision, from US$60.2 million in second quarter 2011 to US$64.2 million in second quarter 2012; ii) revenues from the Netflix agreement; and iii) an increase in sales to the rest of the world, principally in Latin America and Europe.

Finally, the segment results reflect a positive translation effect on foreign-currency-denominated sales that amounted to Ps.258.8 million.

Second-quarter operating segment income increased 7.3% to Ps.3,778.6 million compared with Ps.3,522.2 million in second quarter 2011; the margin was 48.2%.

Publishing
Second-quarter sales increased 16.7% to Ps.928.7 million compared with Ps.795.8 million in second quarter 2011. The growth was driven mainly by strong advertising revenue in Mexico and strong advertising revenues abroad and, to a lesser extent, by a positive translation effect on foreign-currency-denominated sales and increased circulation revenues in Mexico. These favorable variances were partially offset by lower circulation revenue abroad. Sales outside Mexico represented 63.2% of the segment compared with 60.0% in the same quarter of 2011.

Second-quarter operating segment income increased 2.0% to Ps.155.2 million compared with Ps.152.1 million in second quarter 2011, and the margin was 16.7%. This increase reflects higher sales, more than offset by higher paper, printing and editing costs.

Sky
Second-quarter sales grew by 13.6% to Ps.3,545.5 million compared with Ps.3,122.4 million in second quarter 2011. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings. The number of net active subscribers increased by 267,090 during the quarter to 4,550,695 (including 161,191 commercial subscribers) as of June 30, 2012, compared with 3,586,073 (including 153,983 commercial subscribers) as of June 30, 2011. Sky ended the quarter with 167,809 subscribers in Central America and the Dominican Republic.

Second-quarter operating segment income increased 11.5% to Ps.1,668.2 million compared with Ps.1,496.5 million in second quarter 2011, and the margin was 47.1%. These results reflect an increase in sales that was partially offset by higher costs of sales resulting from the expansion in the subscriber base and, to a lesser extent, higher operating expenses.

Cable and Telecom
Second-quarter sales increased 16.2% to Ps.3,871.7 million compared with Ps.3,332.7 million in second quarter 2011. All four operations in this business segment contributed to growth. The three cable companies added in the aggregate a total of 66,078 revenue generating units (RGUs) during the quarter. Voice and data RGUs continued to be the main drivers of growth, expanding on average 21% and 31% compared with 2011, respectively. In spite of strong competition, video services also contributed to RGU growth expanding by 7% compared to 2011. Bestel continued to benefit from a better sales mix, with broadband services representing a bigger share of revenue.

Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 14.9%, 17%, 22.1%, and 15.2% respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of June 30, 2012.

2Q‘12	Cablevisión	Cablemás	TVI	Total
Video	754,153	1,095,587	383,091	2,232,831
Broadband	455,208	509,615	211,427	1,176,250
Voice	281,898	283,354	134,051	699,303
RGUs	1,491,259	1,888,556	728,569	4,108,384

Second-quarter operating segment income increased 32.9% to Ps.1,472.9 million compared with Ps.1,108.6 million in second quarter 2011, and the margin reached 38.0%. These results reflect continued growth in the customer base of cable platforms. In Bestel the margins expanded from 12.9% in second quarter 2011 to 36.5% in second quarter 2012. This increase was driven mainly by lower interconnection rates as well as by a better mix in revenues which includes more profitable value added services.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,240.0	1,330.0	632.2	771.2
Operating Segment Income(1)	508.1	476.4	259.5	281.7
Margin	41.0%	35.8%	41.0%	36.5%
(1) These results do not include consolidation adjustments of Ps.101.7 million in revenues nor Ps.52.8 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.
Other Businesses

Second-quarter sales increased 20.1% to Ps.1,113.8 million compared with Ps.927.1 million in second quarter 2011. Our feature-film distribution, soccer and gaming businesses performed well during the quarter. Our feature-film distribution business benefited mainly from the success of the film The Hunger Games.

Second-quarter operating segment income reached Ps.50.8 million compared with Ps.10.9 million in second quarter 2011, mainly reflecting an increase in profitability in the gaming and soccer businesses.

Corporate Expenses

Share-based compensation expense in second quarter 2012 and 2011 amounted to Ps.157.6 million and Ps.161.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.10.7 million, or 7.3%, to Ps.135.3 million for second quarter 2012, compared with Ps.146 million for second quarter 2011.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the quarters ended June 30, 2012 and 2011.

	2Q’12	2Q’11	Increase (decrease)
Interest expense	1,077.5	1,002.8	74.7
Interest income	(224.5)	(159.0)	(65.5)
Foreign exchange loss, net	338.0	23.7	314.3
Other finance expense, net	944.7	463.1	481.6
Finance expense, net	2,135.7	1,330.6	805.1

The finance expense, net increased by Ps.805.1 million, or 60.5%, to Ps.2,135.7 million for second quarter 2012 from Ps.1,330.6 million for second quarter 2011. This increase reflected primarily i) a Ps.481.6 million increase in other finance expense, net, primarily in connection with an unfavorable change in fair value of equity financial instruments in second quarter 2012, that resulted from an update to our foreign exchange rate assumptions in our valuation of Iusacell; ii) a Ps.314.3 million increase in foreign unhedged exchange loss resulting primarily from the unfavorable effect of a 3.9% depreciation of the Mexican peso against the US dollar on our average net US dollar liability position in second quarter 2012 compared with a 1.5% appreciation effect on our average net US dollar asset position in second quarter 2011; and iii) a Ps.74.7 million increase in interest expense, due primarily to a our US dollar debt position and the depreciation of the Mexican peso against the US dollar in second quarter 2012.

These unfavorable variances were partially compensated by a Ps.65.5 million increase in interest income explained primarily by our higher investment in debentures issued by GSF, the parent company of Iusacell, in second quarter 2012.

Equity in Losses of Associates, Net

Equity in losses of associates, net, decreased by Ps.99.3 million, or 74.6%, to Ps.33.8 million in second quarter 2012 from Ps.133.1 million in second quarter 2011. This decrease reflected mainly the absence in second quarter 2012 of equity in loss of La Sexta, a free-to-air television channel in Spain, as a result of the exchange of our equity interest in La Sexta for a participation in Imagina during first quarter 2012.

Income Taxes

Income taxes increased by Ps.91.8 million, or 14.8%, to Ps.713.6 million in second quarter 2012 compared with Ps.621.8 million in second quarter 2011. This increase reflected primarily a higher income tax base.

Net Income Attributable to Non-controlling Interest

Net income attributable to non-controlling interest increased by Ps.37.8 million, or 10.8%, to Ps.388.5 million in second quarter 2012, compared with Ps.350.7 million in second quarter 2011. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Telecom and Sky segments.

Other Relevant Information

Capital Expenditures and Investments

During second quarter 2012, we invested approximately US$168 million in property, plant and equipment as capital expenditures, including approximately US$89.6 million for our Cable and Telecom segment, US$56.5 million for our Sky segment, and US$21.9 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during second quarter 2012 included approximately US$22.1 million for Cablevisión, US$37.7 million for Cablemás, US$25.9 million for TVI, and US$3.9 million for Bestel.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of June 30, 2012 and December 31, 2011. Amounts are stated in millions of Mexican pesos.

	Jun 30, 2012	Dec 31, 2011	Increase (decrease)
Short-term debt and current portion of long-term debt	258.9	1,169.9	(911.0)
Long-term debt, net of finance costs of Ps.830 and Ps.862.1 as of June 30, 2012 and December 31, 2011, respectively	53,609.4	54,794.9	(1,185.5)
Total debt	53,868.3	55,964.8	(2,096.5)
Current portion of capital lease obligations	262.8	381.9	(119.1)
Long-term capital lease obligations (excluding current portion)	109.3	201.8	(92.5)
Total capital lease obligations	372.1	583.7	(211.6)

As of June 30, 2012, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.29,869.1 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of June 30, 2012, amounted to Ps.2,929.8 million.

Convertible Debentures Issued by GSF

On June 14, Mexico’s Federal Antitrust Commission (“COFECO”) approved, subject to the acceptance of certain conditions, the conversion by Televisa of the debentures issued by GSF, the parent company of Iusacell into common stock of GSF. On June 15, 2012, we accepted the conditions and, accordingly, converted the debentures into a 50% equity stake in GSF.

Shares Outstanding

As of June 30, 2012 and December 31, 2011, our shares outstanding amounted to 334,159.7 million and 330,862.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,856.1 million and 2,827.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2012 and December 31, 2011, the GDS (Global Depositary Shares) equivalents outstanding amounted to 571.2 million and 565.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Adoption of International Financial Reporting Standards

Beginning on January 1, 2012, as required by regulations issued by the Mexican Bank and Securities Commission for listed companies in Mexico, we discontinued using Mexican FRS and adopted IFRS as issued by the International Accounting Standards Board for financial reporting purposes. As a result, our consolidated financial information for the three and six months ended June 30, 2012 is presented on a comparative and condensed basis in accordance with IFRS, and is not directly comparative with our consolidated financial information previously reported in accordance with Mexican FRS.

The impact of the initial adoption of IFRS as measured by the aggregate amount of adjustments made to our previously reported consolidated statements of financial position and income as of December 31, 2011 and for the year ended on that date, was less than 1% of total consolidated assets and stockholders’ equity under Mexican FRS, and less than 3% of consolidated net income under Mexican FRS.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:
Carlos Madrazo / Maria José Cevallos
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations
Alejandro Olmos / Tel (52 55 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011
(Millions of Mexican Pesos)

	June 30, 2012		December 31, 2011			Previously Reported December 31, 2011
ASSETS	(Unaudited)A		(Unaudited)A		NotesC	(Audited)B
Current:
Cash and cash equivalents	Ps.	16,073.6	Ps.	16,275.9		Ps.	16,275.9
Temporary investments		4,995.8		5,422.6			5,422.6
		21,069.4		21,698.5			21,698.5

Trade notes and accounts receivable, net		13,013.2		19,243.7			19,243.7
Other accounts and notes receivable, net		2,939.3		2,458.8			2,458.8
Derivative financial instruments		31.4		99.7			99.7
Due from affiliated companies		999.9		450.1			450.1
Transmission rights and programming		4,994.0		4,178.9			4,178.9
Inventories, net		1,303.6		1,383.8			1,383.8
Other current assets		1,675.3		1,146.2			1,146.2
Total current assets		46,026.1		50,659.7			50,659.7
Non-current:
Accounts receivable		411.1		253.8			253.8
Derivative financial instruments		28.6		45.3			45.3
Transmission rights and programming		8,192.1		6,793.1	2		6,832.5
Investments		41,712.2		44,020.5			43,407.8
Property, plant and equipment, net		41,250.5		40,874.9	1, 9		41,499.0
Intangible assets, net		10,291.3		10,674.0	2, 10		11,861.4
Plan assets in excess of employee benefit obligations		96.7		105.1	5		-
Deferred income taxes		1,234.2		451.9			410.9
Other assets		89.5		91.0			91.0
Total assets	Ps.	149,332.3	Ps.	153,969.3		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of June 30, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011
(Millions of Mexican Pesos)
						Previously
	June 30,		December 31,			Reported
	2012		2011			December 31, 2011
LIABILITIES	(Unaudited)A		(Unaudited)A		NotesC	(Audited)B

Current:
Short-term debt and current portion of long-term debt	Ps.	258.9	Ps.	1,169.9	3	Ps.	1,170.0
Current portion of capital lease obligations		262.8		381.9			381.9
Trade accounts payable		8,714.7		7,687.5			7,687.5
Customer deposits and advances		14,902.7		20,926.3			20,926.3
Taxes payable		1,176.2		1,388.2			1,388.2
Accrued interest		760.4		792.7			792.7
Employee benefits		467.9		252.5			252.5
Due to affiliated companies		2.9		43.1			43.1
Other accrued liabilities		3,475.0		3,359.9			3,359.9
Total current liabilities		30,021.5		36,002.0			36,002.1
Non-current:
Long-term debt, net		53,609.4		54,794.9	3		55,657.0
Capital lease obligations		109.3		201.8			201.8
Derivative financial instruments		405.1		310.6			310.6
Customer deposits and advances		665.0		460.0			460.0
Other long-term liabilities		3,115.8		3,110.6	4		3,047.5
Retirement and termination benefits		-		-	5, 6		525.9
Total liabilities		87,926.1		94,879.9			96,204.9

EQUITY

Capital stock issued, no par value		4,978.1		5,040.8	6		10,238.9
Additional paid-in capital		15,889.8		15,889.8	6		16,593.2
		20,867.9		20,930.6			26,832.1
Retained earnings:
Legal reserve		2,139.0		2,139.0			2,139.0
Unappropriated earnings		35,983.1		32,612.9	6, 7, 8		28,596.2
Net income for the period		2,902.2		6,665.9			6,889.6
		41,024.3		41,417.8			37,624.8
Accumulated other comprehensive income, net		5,067.1		5,398.5	7		3,174.6
Shares repurchased		(13,381.9)		(15,971.7)			(15,971.7)
		32,709.5		30,844.6			24,827.7
Total controlling interest		53,577.4		51,775.2			51,659.8
Non-controlling interest		7,828.8		7,314.2			7,196.7
Total equity		61,406.2		59,089.4			58,856.5
Total liabilities and equity	Ps.	149,332.3	Ps.	153,969.3		Ps.	155,061.4
A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of June 30, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED JUNE 30, 2012 AND 2011
(Millions of Mexican Pesos)

	Three months ended June 30,

						Previously
						Reported
	2012		2011			2011
	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Net sales	Ps.	16,983.8	Ps.	15,125.7		Ps.	15,125.7

Cost of sales D		7,387.5		6,663.8	11		6,690.5

Operating expenses:
Selling D		1,335.7		1,175.4	11		1,175.7
Administrative D		1,418.3		1,242.6	11		1,237.9
Depreciation and amortization		2,039.1		1,799.9	9, 10		1,813.2
Income before other expense		4,803.2		4,244.0			4,208.4
Other expense, net		(135.3)		(146.0)			(150.7)
Operating income		4,667.9		4,098.0	12		4,057.7
Finance (expense) income:
Interest expense		(1,077.5)		(1,002.8)			(1,071.6)
Interest income		224.5		159.0			158.9
Foreign exchange loss, net		(338.0)		(23.7)			(48.4)
Other finance expense, net		(944.7)		(463.1)	7, 13, 14		-
		(2,135.7)		(1,330.6)			(961.1)
Equity in losses of associates, net		(33.8)		(133.1)			(133.4)
Income before income taxes		2,498.4		2,634.3			2,963.2
Income taxes		713.6		621.8	15		808.0
Net income	Ps.	1,784.8	Ps.	2,012.5		Ps.	2,155.2

Net income attributable to:
Controlling interest	Ps.	1,396.3	Ps.	1,661.8		Ps.	1,803.6
Non-controlling interest		388.5		350.7			351.6
	Ps.	1,784.8	Ps.	2,012.5		Ps.	2,155.2
Basic earnings per CPO attributable
to controlling interest	Ps.	0.49	Ps.	0.59		Ps.	0.65

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the three months ended June 30, 2012  and 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.
D Excluding depreciation and amortization.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011
(Millions of Mexican Pesos)

	Six months ended June 30,

				Previously
				Reported
	2012	2011		2011
	(Unaudited)A	(Unaudited)A	NotesC	(Unaudited)B

Net sales	$32,140.4	$28,325.3		$28,325.3

Cost of sales D	14,579.6	13,131.0	11	13,180.0

Operating expenses:
Selling D	2,578.5	2,309.5	11	2,310.3
Administrative D	2,788.0	2,500.5	11	2,490.5
Depreciation and amortization	4,069.4	3,558.2	9, 10	3,588.7
Income before other expense	8,124.9	6,826.1		6,755.8
Other expense, net	(173.0)	(176.3)		(185.6)
Operating income	7,951.9	6,649.8	12	6,570.2
Finance (expense) income:
Interest expense	(2,162.0)	(1,904.1)		(1,947.1)
Interest income	508.4	455.9		455.9
Foreign exchange gain (loss), net	4.0	15.4		(250.4)
Other finance expense, net	(1,062.3)	(842.4)	7, 13, 14	-
	(2,711.9)	(2,275.2)		(1,741.6)
Equity in losses of associates, net	(24.7)	(231.1)		(231.6)
Income before income taxes	5,215.3	4,143.5		4,597.0
Income taxes	1,475.8	999.8	15	1,222.1
Net income	$3,739.5	$3,143.7		$3,374.9

Net income attributable to:
Controlling interest	$2,902.2	$2,442.2		$2,674.4
Non-controlling interest	837.3	701.5		700.5
	$3,739.5	$3,143.7		$3,374.9
Basic earnings per CPO attributable
to controlling interest	$1.02	$0.87		$0.96

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the six months ended June 30, 2012  and 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.
D Excluding depreciation and amortization.

Explanatory Notes for the Main Differences Between IFRS and Mexican FRS as they relate to the Initial Adoption of IFRS

The main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in our condensed consolidated statements of financial position and income are related to:

1.	The recognition as deemed cost of fair value provided by independent appraisals on selected real estate property owned by us as of January 1, 2011.

2.	Adjustments made to the carrying value of certain non-current assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

3.
The deferred financing costs, primarily consisting of fees and expenses incurred in connection with the issuance of debt, are classified as part of the outstanding balance of debt under IFRS, and were classified as non-current assets under Mexican FRS.

4.	The recognition of a long-term liability under IFRS for retirement of certain leasehold improvements classified in property, plant and equipment.

5.
The IFRS adjustments to retirement and termination benefits in connection with the write-off of severance indemnities determined under Mexican FRS and the classification of the unamortized actuarial gain or loss as part of other accumulated comprehensive income in consolidated equity.

6.	The adjustments made to capital stock and additional paid-in-capital to eliminate the effects of inflation recognized under Mexican FRS.

7.
The adjustments to accumulated other comprehensive income in consolidated equity in connection with the cumulative foreign currency translation loss as of January 1, 2011, which was classified as retained earnings at such date, and the change in fair value of an embedded derivative in a host contract, which amount was recognized as other finance expense in 2011 under IFRS.

8.	The adjustments to retained earnings for those IFRS adjustments recognized as of January 1, 2011, the transition date for the initial adoption of IFRS.

9.	Lower depreciation expense in connection with adjustments made to the carrying value of selected real estate property owned by us as of January 1, 2011.

10.
Lower amortization expense in connection with adjustments made to the carrying value of certain intangible assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

11.
Adjustments related to employee benefits as a result of the write-off of severance indemnities to employees accrued under Mexican FRS as of January 1, 2011, and the recognition of actuarial gains or losses in other accumulated comprehensive income in consolidated equity under IFRS beginning January 1, 2011.

12.	The presentation of consolidated operating income, which under Mexican FRS was determined before other expense, is now determined under IFRS after other expense.

13.
The presentation of other finance expense, net, which includes primarily changes in fair value of derivative financial instruments that were presented under Mexican FRS as part of interest expense or foreign exchange gain or loss, is now presented under IFRS on a separate basis.

14.	Adjustments in connection with the recognition and measurement at fair value of an embedded derivative in a host contract, which was not separated under Mexican FRS.

15.	Adjustments to deferred income taxes related to temporary differences arising from IFRS adjustments.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTER 2011 AND, FIRST AND SECOND QUARTER 20121:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	Jan	Feb	Mar	1Q12	Apr	May	Jun	2Q12
Channel 2
Rating	10.6	10.2	10.7	10.5	10.9	11.0	10.1	10.7	10.5	12.0	12.1	11.5	11.0	11.3	11.6	11.3
Share (%)	29.1	28.4	29.7	29.0	30.1	29.9	29.4	29.8	31.1	34.3	35.5	33.6	34.1	35.1	35.4	34.9
Total Televisa(2)
Rating	25.1	24.8	24.7	24.9	25.5	25.5	23.7	24.9	23.2	24.5	23.8	23.8	22.3	22.7	23.0	22.7
Share (%)	68.5	68.7	68.6	68.6	70.6	69.1	68.6	69.5	68.5	69.8	69.9	69.4	69.2	70.3	70.2	69.9

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	Jan	Feb	Mar	1Q12	Apr	May	Jun	2Q12
Channel 2
Rating	15.7	14.6	15.4	15.2	16.0	15.8	14.6	15.5	15.9	18.5	17.9	17.4	16.6	17.1	17.2	17.0
Share (%)	31.9	30.3	31.8	31.3	32.4	31.5	31.3	31.8	33.8	38.1	38.4	36.7	37.8	38.7	38.6	38.3
Total Televisa(2)
Rating	32.6	32.1	32.5	32.4	34.1	33.5	31.1	32.9	31.5	33.2	31.5	32.0	30.1	30.6	31.0	30.5
Share (%)	66.5	66.5	67.1	66.7	69.2	66.6	66.7	67.5	67.1	68.3	67.6	67.6	68.4	69.3	69.6	69.1

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	Jan	Feb	Mar	1Q12	Apr	May	Jun	2Q12
Channel 2
Rating	19.1	18.1	18.4	18.5	19.4	19.6	19.3	19.4	20.4	23.0	22.3	21.9	20.9	21.5	22.1	21.5
Share (%)	35.1	33.5	33.8	34.1	33.6	34.2	35.3	34.4	37.2	41.5	41.7	40.1	41.9	42.9	43.7	42.8
Total Televisa(2)
Rating	35.1	35.0	35.9	35.3	38.7	37.9	36.3	37.6	36.5	37.7	35.6	36.6	34.5	34.8	35.3	34.9
Share (%)	64.4	65.0	65.8	65.1	67.2	66.0	66.5	66.6	66.4	68.0	66.5	67.0	69.0	69.4	69.8	69.4

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 10, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel